Exhibit 99.1

                                  NEWS BULLETIN
                                  -------------

For Further Information:

AT THE COMPANY:                             RCG Capital Markets Group
Allan M. Weinstein                          Max Ramras or Jim Estrada
Chairman and CEO or                         7373 N. Scottsdale Road
Richard R. Cartwright                       Scottsdale, AZ  85253
Director, Investor Relations                602.998.7555
602.437.5520
                              FOR IMMEDIATE RELEASE
                                  July 22, 1996

                 ORTHOLOGIC CORP. TO ACQUIRE SUTTER CORPORATION
                 ----------------------------------------------

Phoenix, Arizona, July 22, 1996 -- OrthoLogic (NASDAQ/OLGC) today announced that it has concluded a binding letter of intent to acquire Sutter Corporation for approximately $25.0 million in cash from Columbia/HCA Healthcare Corporation. Subject to the negotiation and satisfaction of terms and conditions, OrthoLogic expects to complete the acquisition on or before September 30.

Sutter's principal business is the manufacturing, marketing and distribution of orthopaedic rehabilitation products and is a leading supplier of continuous passive motion ("CPM") devices. The Company is headquartered in San Diego, CA. Sutter's 1995 sales were approximately $30.0 million.

According to Allan M. Weinstein, Chairman of the Board and CEO of OrthoLogic: " We believe that the acquisition of Sutter positions OrthoLogic to become a leading supplier of orthopaedic products. OrthoLogic and Sutter have a complementary fit. The acquisition brings together two companies whose direct sales forces call on orthopaedic surgeons in their offices. Additionally, both companies focus on managed care providers and obtain third party reimbursement for their orthopaedic home healthcare products. The combined companies will employ approximately 400 individuals, with a direct sales force of over 150 salespeople."

OrthoLogic develops, manufacturers and markets proprietary technologically advanced orthopaedic devices designed to promote the healing of musculoskeletal tissue. Founded in 1987, the Company is headquartered in Phoenix, Arizona.

This release may contain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results to differ materially include the risk that integrating the sales forces and/or the managements and operating and information systems of both companies will prove to be difficult and costly; costs incurred in eliminating redundancies and achieving a common vision for the combined companies; the ability of the Company's executives to manage growth; and/or the risk that one or more of the conditions to close may not be satisfied.
                                      # # #